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                          June 21, 2024

       J. Mariner Kemper
       Chief Executive Officer
       UMB Financial Corporation
       1010 Grand Boulevard
       Kansas City, MO 64106

                                                        Re: UMB Financial
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 13, 2024
                                                            File No. 333-280190

       Dear J. Mariner Kemper:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Lee Hochbaum, Esq.